

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2012

Brett D. Taylor
President and Director
C & C Tours, Inc.
2157 S. Lincoln Street
Salt Lake City, Utah 84106

Re: C & C Tours, Inc.
Form 10-12G
Filed November 8, 2012
File No. 000-54847

Dear Mr. Taylor:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

    o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

    o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

3. We note your disclosure that your executive officers and directors do not own any shares of common stock and that they have not received compensation. Please revise your disclosure to clarify how management will be compensated for their role with the registrant. If you have any compensation related agreements with management please file them as exhibits.

4. Please include updated financial statements in your next amendment.

Item 1. Business, page 4

Our Business, page 4

5. On page 5 you indicate that management is affiliated with other blank check companies. Please revise the appropriate section to identify such blank check companies, describe the affiliations, and clarify the stage and status of those companies. Please also revise to add a related risk factor.

Item 1A. Risk Factors, page 9

6. Please revise this section to include a risk factor discussing the going concern opinion issued by your auditors.

"We have extremely limited assets and no source of revenue," page 9

7. Please revise to clarify that you have had <u>no</u> revenues since inception, consistent with your disclosure on page 21.

Item 2. Financial Information, page 12

8. We note you indicate on page 13 that third party consultants have provided professional services, paid for services on your behalf and/or provided advances to cover your operating costs. Please revise to identify the third parties, describe the professional services, and quantify the advances and amounts paid on your behalf.

9. We note you indicate that you believe you will be able to meet costs during the next 12 months through funds provided by management, significant stockholders and/or third parties. Please revise to provide more details concerning any arrangements to receive funding from the noted parties.

10. Please tell us whether the loans disclosed in Note 5 of your financial statements are documented. If so, please file such documents or advise.

Item 5. Directors and Executive Officers, page 14

11. We note you indicate on page 15 that Mr. Peters has had "extensive experience with small public and non-public company operations." Please expand your disclosure to describe this experience. In addition, we note your disclosure that Mr. Peters "has served in management positions for private companies and public reporting companies." Please revise your disclosure to provide Mr. Peter's principal occupations and the name and principal business of each organization to which you are referring.

12.   Please revise your disclosure to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Taylor should serve as a director for the registrant in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.

13.   Please revise your disclosure in this section to reconcile with the signature page that indicates that Brett Taylor is also a director. Please refer to Items 401(a) and (b) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 16

14.   Please revise this section to provide the information required by Item 404(c) of Regulation S-K.

15.   We note you indicate on page 16 that you have only one director who is not independent. While not listed as a director on page 14, we note that Brett Taylor has signed this document as a director. Please refer to Item 407(a) of Regulation S-K and revise to clarify that you have two directors and that neither is independent, if true.

Item 11. Description of Registrant's Securities to be Registered, page 17

16.   Please note that management is not qualified to conclude that the shares are "fully paid and non-assessable" as such determination constitutes a legal conclusion. Please revise accordingly.

17.   Of your 2,937,000 shares outstanding, you have indicated on page 16 that only 1,002,500 could be sold pursuant to Rule 144 of the Securities Act of 1933. Please tell us why the remaining shares would not be eligible for similar treatment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at 202-551-3693 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel

cc: Cindy Shy
Via E-mail